Exhibit 99.2

SEABRIDGE GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FIRST QUARTER ENDED

MARCH 31, 2024

CONTENTS

COMPANY OVERVIEW	2
OPERATING AND FINANCIAL HIGHLIGHTS	3
SUSTAINABILITY	4
OUTLOOK	6
FINANCIAL RESULTS	7
FINANCIAL CONDITION REVIEW	11
KSM SITE CAPTURE AND EARLY WORKS	14
MINERAL INTERESTS	15
LIQUIDITY AND CAPITAL RESOURCES	20
CONTRACTUAL OBLIGATIONS	25
OTHER CONTINGENCIES	26
CONTROLS AND PROCEDURES	26
SHARES ISSUED AND OUTSTANDING	28
RECENT ACCOUNTING PRONOUNCEMENTS	28
CRITICAL ACCOUNTING ESTIMATES	28
RISKS AND UNCERTAINTIES	28
CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS	28

SEABRIDGE GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

This management’s discussion and analysis (“MD&A”) of Seabridge Gold Inc. (“Seabridge” or the “Company”) and its subsidiary companies, dated May 13, 2024, is intended to supplement and complement the unaudited condensed consolidated interim financial statements and related notes (“consolidated interim financial statements”) as at and for the three months ended March 31, 2024. It should be read in conjunction with the Company’s audited annual consolidated financial statements and annual management’s discussion and analysis for the year ended December 31, 2023, and the 2023 Annual Information Form filed on SEDAR+ at www.sedarplus.ca. Other corporate documents are also available on SEDAR+ and EDGAR as well as the Company’s website www.seabridgegold.com. This MD&A contains forward-looking statements that are subject to risks and uncertainties, as discussed in the “Cautionary Note Regarding Forward-Looking Statements” in this MD&A. Readers are cautioned not to place undue reliance on forward-looking statements. As the Company has no operating projects at this time, its ability to carry out its business plan rests with its ability to sell projects or to secure equity and other financings. All dollar figures are in Canadian dollars unless otherwise stated. Figures in some tables may not add due to rounding.

The consolidated interim financial statements for the three months ended March 31, 2024 and the comparative period have been prepared by the Company in accordance with IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”).

COMPANY OVERVIEW

Seabridge Gold Inc. is a company engaged in acquiring, exploring, and advancing of mineral properties, with an emphasis on gold resources, located in Canada and the United States of America. The Company’s objective is to provide its shareholders with exceptional leverage to a rising gold price and the returns from significant copper resources it has acquired and discovered. The Company’s business plan is to increase its mineral resources in the ground, through exploration, but not to go into production on its own. The Company intends to sell projects or participate in joint ventures towards production with major mining companies. Since its inception in 1999, Seabridge has acquired interests in numerous advanced-stage gold projects situated in North America and its principal projects include the KSM property located in British Columbia and the Courageous Lake property located in the Northwest Territories. The Company also holds a 100% interest in the Iskut Project in British Columbia, the 3 Aces Project in Yukon and the Snowstorm Project in Nevada. Although focused on gold exploration, the Company has made significant copper discoveries, in particular, at KSM. Seabridge’s common shares trade in Canada on the Toronto Stock Exchange under the symbol “SEA” and in the United States on the New York Stock Exchange under the symbol “SA”.

OPERATING AND FINANCIAL HIGHLIGHTS

OPERATING HIGHLIGHTS

●	In January 2024, the Company applied for Substantially Started Status for its KSM Project with the British Columbia Government.

●	In February 2024, the Company filed an updated NI 43-101 Courageous Lake Technical Report showcasing a considerably more sustainable and profitable mining operation compared to its 2012 predecessor. This update highlights a more profitable venture with reduced initial capital requirements and a lower strip ratio.

➢	38% increase in estimated measured and indicated gold resources from 8.0 million to 11.0 million ounces

➢	The 2024 PFS open pit mine plan produces 2.5 million ounces of gold over 12.6 years with a Base Case after-tax NPV 5% of US$523 million using the 3-year trailing average gold price of US$1,850/oz and consensus long term forecast forex of 0.74 US$/C$

➢	Sensitivity of the economic results to the gold price assumption is shown in the table below.

		Lower Case	Base Case	Recent High Spot Case (03 Dec 2023)	High Case
Gold Price	US$/Oz	$1,750	$1,850	$2,130	$2,500
NPV (5%)	US$ Millions	$410	$523	$836	$1,134
IRR	%	17.5%	20.6%	28.5%	38.2%
Payback	years	3.2	2.8	2.0	1.6

●	At KSM, in February 2024 the Company updated the Mineral Resource Estimates for the Iron Cap and Kerr deposits.

➢	Inferred mineral resources increased by 5.9 million ounces of Gold, 3.3 billion pounds of copper, 55.4 million ounces of silver and 51 million pounds of molybdenum

➢	Indicated mineral resources increased by 0.3 million ounces of gold, 0.2 billion pounds of copper, 3.5 million ounces of silver and 2 million pounds of molybdenum.

FINANCIAL HIGHLIGHTS

	Three months ended March 31,
(in thousands of Canadian dollars, except share data)	2024	2023

Financial information
Remeasurement gain (loss) on secured note liabilities through profit and loss	14,640	(11,746)
Remeasurement loss on secured note liabilities through other comprehensive income (loss)	(21,351)	(7,601)
Unrealized foreign exchange gain (loss)	(13,353)	559
Corporate and administrative expenses	(4,613)	(3,860)
Income tax recovery (expense)	(5,773)	3,480
Cash provided by (used in) operating activities	1,353	(1,840)
Cash used in investing activities	(39,300)	(11,913)
Cash from financing activities	10,834	5,191

Share data
Basic and diluted loss per share	(0.09)	(0.13)
Share price as at March 31 (TSX - Canadian dollars)	20.48	17.45
Weighted average outstanding shares (basic) (millions)	86.4	81.6

(In thousands of Canadian dollars)	March 31, 2024	December 31, 2023

Balance sheet information
Cash and cash equivalents	55,693	82,438
Mineral interests, property and equipment	1,151,426	1,128,464
Long-term receivables	105,947	105,947
Secured note liabilities	597,236	573,888

SUSTAINABILITY

Management and the Board of Directors consider more than just environmental, social and governance issues when considering Sustainability. The Company also takes into account diversity, equity and inclusion (DEI) to form our overall approach to Sustainability. Thus, the Board of Directors and management has incorporated Sustainability into the Company’s goals, priorities, and strategies to operate safely, sustainably and with the highest governance standards. The Board of Directors has established a Sustainability Committee and granted that Committee oversight responsibilities with respect to the Company’s Sustainability initiatives. This Committee reviews climate-related risks and opportunities each time they meet and shares key discussion points with the full Board of Directors. The Company’s Sustainability strategy encompasses its Sustainability Policy, a strategic framework, and the Company’s Sustainability reporting practice. The Sustainability Policy guides the decisions and behaviors of the Company’s employees, contractors, and the Board of Directors. The policy also governs the strategic framework and Sustainability goals. The Company publishes its Sustainability Report, including its Climate Strategy report, annually covering its Sustainability performance and approach to climate change for the preceding year. As the Company operates in the natural resource extraction industry, the Company strives to achieve the highest operating standards, assessing and mitigating the impacts on the physical environment and the communities in which the Company operates.

During the second quarter of 2024, the Company will publish its 2023 Sustainability Report providing insight into the Company’s commitment to local communities, culture, and sustainability. The report will capture all of 2023 and highlights the Company’s progress towards integrating sustainability into its operations. The report is being prepared with select disclosures and guidance from the Sustainability Standards Accounting Board Metals and Mining Industry Standards and the Global Reporting Initiative Standards, as well as metrics designed for specifically for the Company relating to culture, communities and local engagement.

The 2023 Sustainability Report will integrate its Climate Strategy Report including Scope 1, 2, and 3 emissions, compliant with the Task Force on Climate-Related Financial Disclosures (TCFD) and will concurrently make submissions for the Climate Disclosure Project (CDP) scoring that will provide a snapshot of the Company’s disclosure and environmental performance. Although this reporting is in advance of mandatory reporting, the Company believes the time and resources required to develop the processes, including embedded internal controls over those processes is considerable and further believes the voluntary disclosures will aid in the evolution of its reporting.

Management and the Board of Directors attend workshops to identify, assess and develop plans for relevant climate-related risks and opportunities. The workshops also act to prioritize identified threats, risks and opportunities for the development of action plans. Threats or risks are those associated with the transition to a low-carbon economy, and physical impact risks due to climate change. And finally, scenario analysis is used to assess potential implications to the Company as a whole. The scenarios management and the Board of Directors use are those developed by the Network for Greening the Financial System and entail evaluating physical and transition risks and impacts to the Company under three future climate change outcomes and three-time horizons. Each scenario and time frame illustrates the highest potential impact and the level of action needed but also common impacts amongst all scenarios. Although potential impacts have been identified such as supply chain instability, increasing investor expectations, extreme weather events and metals price volatility, there are currently no near-term material climate-related risks or opportunities identified within all of these approaches and processes completed by the Company. All risks and uncertainties are discussed within the Company’s most recent Annual Information Form filed on SEDAR+ at www.sedarplus.ca, and the Annual Report on Form 40-F filed on EDGAR at www.sec.gov/edgar.shtml.

In the first quarter ended March 31, 2024, and to the date of this report, the Company had no significant environmental and safety incidents or concerns.

In addition to the Sustainability Policy, the Company has also implemented its Environmental Policy; Health and Safety Policy including a separate policy on discrimination, bullying, harassment, and violence; a Workplace Employment Policy; and its Policy Statement on Diversity. The Sustainability Reports, including climate strategy, and all of the Company’s policies related to ESG can be found on the Company’s website www.seabridgegold.com.

OUTLOOK

The Company continues its pursuit of a joint venture agreement on the KSM Project with a suitable partner on terms advantageous to the Company, since it does not intend to build or operate the project alone. The KSM Project includes multiple deposits and provides a joint venture partner, or purchaser, flexibility in the design of the project. The 2022 KSM PFS includes recommendations on additional work that could be completed to advance the project, including budget estimates. The work that a joint venture partner might choose to complete could include some or all of this recommended work and may include significantly more work, and so the timing and cost for a joint venture partner to conclude the recommended work or a feasibility study is difficult to predict. The Company plans its work to advance the KSM Project on an annual basis, when the results of one year’s work have been received and analyzed, planning for the next year begins. While planning its programs, the Company will consider the recommended work in the PFS, but the Company will decide work based on its priorities and available financing, the results of its advancement work and the items it believes are best left for a joint venture partner to decide. Plans and objectives for each year are announced in the second quarter of each year and budgets are established at the beginning of each year.

On January 17, the Company filed its application for the Substantially Started designation for KSM and it is anticipated that a determination should be made by the end of 2024.

In order to apply for the Substantially Started designation for KSM, in 2023, the Company completed construction work including the construction of fish habitat offsetting ponds, powerline installations, road and bridge and camp construction. In 2024, subject to financing, the Company will continue early works activities, including continuing with the construction of the power substation and the clearing of additional sites for location of proposed infrastructure along with other technical and environmental activities.

The Company has only prepared preliminary estimates for the cost of additional work at KSM and certain of the work requires further engineering before reasonable cost estimates can be established. The Company’s budget for 2024 activities is estimated at $115 million. The budgeted scope will be funded with the remaining proceeds of the 2023 Secured Note as well as funds raised through its ATM and other potential financings.

At Iskut, the Company will conduct its planned 2024 exploration program that is focused on more than 15,000 meters of diamond drilling for a copper/gold porphyry deposit at Snip North, Quartz Rise or on the Bronson deposit. The Company also plans to complete and file a NI 43-101 Technical Report on an expansion of the Bronson Slope Resource. Costs are estimated at $11.9 million. Environmental work will continue on the reclamation and closure plan for the Johnny Mountain mine and along with regular monitoring and project carrying costs, an additional $2.9 million is expected to be incurred for a total plan of $14.8 million.

In 2024, at the 3 Aces Project, the Company will conduct a $5.9 million exploration program that will include drill testing three priority resource expansion targets in the Central Core Area, completing a surface evaluation of three regional targets, drill testing two priority regional targets and completing a regional exploration model, prioritizing targets throughout the property for resource definition in 2025. The 2023 exploration program was successful in testing and refining the 3 Aces exploration model, which led to prioritizing the 2024 targets.

Additional environmental and technical work and carrying costs for the project entail an additional $2.7 million of spending bringing the project’s total budget to $8.6 million.

At Snowstorm, a $1.1 million program is planned to complete a ground survey of permit requirements for the Goldstorm target and to refine the Company’s strategy for opportunities to discover a Getchell-style deposit.

No significant spending is expected for the Courageous Lake Project as the Company completed and filed the 2024 PFS.

The Company is exploring various alternatives for raising the funding necessary to fund operations and meeting its established objectives. Possible financing options include the sale of shares or debt issued by the Company, including a possible financing under a Prospectus Supplement to its existing Base Shelf Prospectus, share sales through its ATM program, the sale of a royalty or streaming interest in the KSM Project, funding from a joint venture partner as part of earning into an interest in the KSM Project and the sale of all or some form of interest in one of the Company’s other projects.

FINANCIAL RESULTS

	Three months ended March 31,
(in thousands of Canadian dollars except where noted)	2024	2023

Remeasurement gain (loss) on secured note liabilities through profit and loss	14,640	(11,746)
Corporate and administrative expenses	(4,613)	(3,860)
Other income - flow-through shares	248	145
Foreign exchange gain (loss)	(12,901)	587
Finance costs and other	(85)	(176)
Interest income	311	786
Loss before income taxes	(2,400)	(14,264)
Income tax recovery (expense)	(5,773)	3,480
Net loss for the period	(8,173)	(10,784)

During the current quarter, the Company recorded a net loss of $8.2 million, or $(0.09) per share, on both a basic and diluted basis. During the comparative period of 2023, the Company recorded net loss of $10.8 million, or $(0.13) per share, on both a basic and diluted basis.

Remeasurement gain (loss) on secured note liabilities through profit and loss

During the current period, the gain recognized on the remeasurement of secured note liabilities was the net result of a gain due to an increase in discount rates and payment of interest, partially offset by losses due to an increase in metal prices and the impact of a change in the valuation date.

During the comparative period in 2023, the loss recognized on the remeasurement of secured note liabilities was the net result of a loss due to an increase in metal prices and the impact of a change in the valuation date, partially offset by a gain due to an increase in discount rates, and payment of interest.

Corporate and administrative expenses

Corporate and administrative expenses are outlined below:

	Three months ended March 31,
($000s)	2024	2023
Employee compensation	1,720	1,620
Stock-based compensation	1,190	868
Professional fees	705	274
Other general and administrative	998	1,098
	4,613	3,860

Total Corporate and administrative expenses for the three months ended March 31, 2024, was $4.6 million compared to $3.9 million in the prior-year period. The increase was mainly due to higher stock-based compensation and higher professional fees. Professional fees and other general and administrative expenses increased by $0.3 million mainly due to the higher costs associated with external consulting, accounting and tax advisory and legal.

Stock-based compensation expense related to restricted share units (“RSUs”) increased by $0.3 million. The increase was primarily attributed to the higher number of unvested RSUs that were granted in 2022 and 2023. As at March 31, 2024, 634,660 RSUs were outstanding compared to 345,266 RSUs outstanding as at March 31, 2023. The Company’s stock-based compensation expenses related to stock options and RSUs are illustrated in the following tables:

		($000s)
RSUs granted	Number of RSUs	Grant date fair value	Expensed prior to 2023	Expensed in 2023	Expensed in 2024	Balance to be expensed
June 24, 2021	10,000	222	185	37	-	-
September 1, 2021	20,000	454	379	75	-	-
September 07, 2021	10,000	229	191	38	-	-
October 1, 2021	10,000	195	146	49	-	-
December 13, 2021	123,800	2,622	2,622	-	-	-
July 04, 2022	10,000	159	52	81	13	13
December 13, 2022	305,266	4,991	135	2,820	658	1,378
June 28, 2023	20,000	312	-	52	26	234
December 11, 2023	379,300	4,640		117	493	4,030
			3,710	3,269	1,190	5,655

During fourth quarter of 2023, a total of 379,300 RSUs were granted, with 48,300 RSUs granted to Board members, 277,500 RSUs granted to executive members, and 53,500 RSUs granted to employees. On December 11, 2023, 11,840 RSUs vested, representing 1/3 of the RSUs granted to employees in 2022. During Q1 2024 and upon the Company submitting its formal application to BC regulators for the KSM Project to be designated as Substantially Started, 58,066 RSUs vested, representing 1/4 of the RSUs granted to executive members in 2022.

During the second quarter of 2022, 123,800 RSUs granted in December 2021 vested upon the Company completing the 2021 exploration program at Snowstorm and were exchanged for common shares of the Company. Of the total fair value of $2.6 million, $0.4 million was charged to the statement of operations and comprehensive loss in fourth quarter of 2021, and the remaining $2.2 million was charged to the statement of operations and comprehensive loss during the first and second quarter of 2022.

Other income - flow-through shares

During the three months ended March 31, 2024, the Company recognized $0.2 million of other income related to the flow-through share premium recorded on the financing completed in December 2023 (discussed below). During the comparative period, the Company recognized $0.1 million of other income related to the flow-through share premium recorded on the financings completed in December 2022.

Foreign exchange

Movements in foreign exchange are primarily due to revaluation of monetary assets and liabilities as at the balance sheet date and appreciation or depreciation of Canadian dollar when compared to U.S. dollar in the current period. Of the $12.9 million foreign exchange loss during the current quarter, $13.4 million was related to the revaluation of the secured note liabilities denominated in U.S. dollars, partially offset by $0.5 million gain recognized mainly on the revaluation of cash and cash equivalents denominated in U.S. dollars. Foreign exchange gain in prior-year period was mainly related to the revaluation of the secured note liabilities.

Finance costs

For the three months ended March 31, 2024, finance costs were consistent compared to the prior-year period.

Interest income

Interest income recognized during the three months ended March 31, 2024 and the comparative prior-year period related to the interest earned on cash and cash equivalents during those periods. Cash balances were higher in the comparative quarter and attracted additional interest.

Tax expense

During the three months ended March 31, 2024, the Company recognized income tax expense of $5.8 million, primarily due to the deferred tax liability arising from the gain recognized on the remeasurement of the fair value of the secured note liabilities and renouncement of expenditures related to the December 2023 flow-through shares issued which are capitalized for accounting purposes, partially offset by income tax recovery arising from the losses in the period. The income tax impact, of $5.8 million, recorded through other comprehensive income (loss) was related to the portion of the revaluation of the secured note liabilities that was recorded through other comprehensive income (loss) during the current period.

During the prior-year period, the Company recognized income tax recovery of $3.5 million, primarily due to the tax recovery arising from the losses during the period, including the loss recognized on remeasurement of the fair value of the secured note liabilities. The income tax recovery was partially offset by income tax expense arising from the renouncement of expenditures related to the June 2022 flow-through shares issued which were capitalized for accounting purposes. The income tax impact, of $2.1 million, recorded through other comprehensive income (loss) was related to the portion of the revaluation of the secured note liabilities that was recorded through other comprehensive income (loss) during the prior-year period.

QUARTERLY INFORMATION

Selected financial information for the last eight quarters ending March 31, 2024 is as follows:

	2024	2023				2022
(in thousands of Canadian dollars, except per share amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue	-	-	-	-	-	-	-	-
Earnings (loss) for the period	(8,173)	(22,175)	(5,292)	8,985	(10,784)	(25,246)	5,045	19,088
Basic earnings (loss) per share	(0.09)	(0.26)	(0.06)	0.11	(0.13)	(0.31)	0.06	0.24
Diluted earnings (loss) per share	(0.09)	(0.26)	(0.06)	0.11	(0.13)	(0.31)	0.06	0.24

Change in the fair value of the secured note liabilities is summarized in the following table:

	2024	2023				2022
(in thousands of Canadian dollars)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Change in fair value through profit or loss:
Remeasurement gain (loss) on secured note liabilities through profit and loss	14,640	(40,065)	11,742	10,379	(11,746)	(19,496)	24,897	31,566
Unrealized foreign exchange gain (loss)	(13,351)	14,881	(12,013)	5,723	559	(423)	(13,571)	(8,266)
Total change in fair value gain (loss) through profit or loss	1,289	(25,184)	(271)	16,102	(11,187)	(19,919)	11,326	23,300
Remeasurement gain (loss) on secured note liabilities through other comprehensive income (loss)	(21,351)	(53,457)	(32,063)	8,728	(7,601)	(22,961)	2,329	23,544
Capitalized deferred interest	(3,287)	(6,588)	-	-	-	-	-	-
Total change in fair value	(23,349)	(85,229)	(32,334)	24,830	(18,788)	(42,880)	13,655	46,844

For the three months ended March 31, 2024, $3.3 million (2023- $6.6 million) of deferred interest related to the 2023 Secured Note was classified as capitalized borrowing costs.

FINANCIAL CONDITION REVIEW

(In thousands of Canadian dollars)	March 31, 2024	December 31, 2023

Balance sheet information
Cash and cash equivalents	55,693	82,438
Other current assets	7,243	11,513
Non-current assets	1,279,989	1,257,008
Total assets	1,342,925	1,350,959

Current liabilities	19,748	39,409
Non-current liabilities excluding secured note liabilities	7,149	7,739
Secured note liabilities	597,236	573,888
Total liabilities	624,133	621,036
Total equity	718,792	729,923
Total liabilities and equity	$1,342,925	$1,350,959

Cash and cash equivalents

Cash and cash equivalents decreased as a result of cash used in investing activities, partially offset by cash raised under the Company’s the At-the-market (“ATM”) offering program.

Other current assets

Other current assets primarily consist of HST and other receivables, prepaids and investments. Other current assets decreased primarily due to lower HST receivable as at March 31, 2024 when compared to the balance on December 31, 2023.

Non-current assets

Non-current assets consist primarily of mineral interests, property and equipment, long-term receivables, reclamation deposits and investment in associate. The increase relative to the prior-year period, was primarily due to the Company’s investment in mineral interests, property and equipment (discussed below under the Site capture and Mineral interests sections).

Current liabilities

Current liabilities primarily consist of trade and other payables, and decreased due to the seasonality of our activities and general reduction of trade payments in the first quarter of each year.

Non-current liabilities

Non-current liabilities excluding secured note liabilities consist primarily of provision for reclamation liabilities and lease obligations. Both were consistent relative to the prior-year period.

Secured notes liabilities

Secured notes liabilities consist of the U.S. dollar denominated 2022 and the 2023 secured notes. The fair value of the secured note liabilities increased relative to the prior-year period, primarily due to the decrease in credit spreads, increase in metal prices, appreciation of U.S. dollar compared to the Canadian dollar, and the impact of valuing the notes at reporting periods closer to maturity. The increase was partially offset by decrease in fair value due to an increase in discount rates, and the settlement of interest.

The change in the fair value of the secured note liabilities during the three months ended March 31, 2024, and the prior-year period is summarized in the following table:

	Three months ended March 31,
($000s)	2024	2023

2022 Secured Note:
Remeasurement gain (loss)	5,419	(11,746)
Foreign Exchange gain (loss)	(6,840)	559
Total gain through profit or loss	(1,421)	(11,187)
Loss through other comprehensive income (loss)	(9,079)	(7,601)
Decrease (increase) in fair value during the period	(10,500)	(18,788)

2023 Secured Note:
Remeasurement loss	5,934	-
Foreign Exchange gain	(6,510)	-
Total loss through profit or loss	(576)	-
Loss through other comprehensive income (loss)	(12,272)	-
Increase in fair value during the period	(12,848)	-

2022 and 2023 Secured Notes:
Remeasurement gain (loss)	11,353	(11,746)
Foreign Exchange gain (loss)	(13,351)	559
Total gain (loss) through profit or loss	(1,998)	(11,187)
Loss through other comprehensive income (loss)	(21,351)	(7,601)
Decrease (increase) in fair value during the period	(23,349)	(18,788)

During the current period, the deferred interest related to the 2023 Secured Note, of $3.3 million was classified as capitalized borrowing costs.

The company measures the fair value of its secured note liabilities using a discounted cash flow model with a Monte Carlo simulation. Key assumptions in this model are summarized in the following table:

2022 Secured Note:

Inputs and assumptions	March 31, 2024		March 31, 2023
Forecast silver production in thousands of ounces		166,144		166,144
Five-year quoted future silver price	US$	29.57	US$	29.58
Risk-free rate		4.3%		3.7%
Credit spread		3.6%		5.0%
Share price volatility		60%		60%
Silver royalty discount factor		9.7%		8.9%

2023 Secured Note:

Inputs and assumptions	March 31, 2024		June 29, 2023
Forecast NSR:
Gold in thousands of ounces		10,500		10,500
Silver in thousands of ounces		29,876		29,876
Copper in millions of pounds		19,322		19,322
Molybdenum in millions of pounds		152		152
Five-year quoted future metal price
Gold per ounce	US$	2,708.80	US$	2,346.82
Silver per ounce	US$	29.57	US$	27.48
Copper per pound	US$	4.06	US$	3.65
Molybdenum per pound	US$	26.46	US$	29.26
Risk-free rate		4.3%		3.9%
Credit spread		3.6%		5.4%
Share price volatility		60%		60%
NSR royalty discount factor		9.7%		9.1%

The fair value of the 2022 Secured Note and 2023 Secured Note was estimated using Level 3 inputs and is most sensitive to changes in discount rates, metal prices, and forecasted production.

It should be noted that the remeasurement of the secured note liabilities under IFRS leads to significant gains or losses over time due to changes in the input variables. However, these swings in fair value will have no impact on the actual outcome of the notes at maturity. Either the notes will be put back to the Company at the prescribed fixed price under the rights of the noteholders, or the note will be exchanged for the prescribed royalty and NSR, at maturity.

KSM SITE CAPTURE AND EARLY WORKS

During the three months ended March 31, 2024 the Company continued site capture and early infrastructure development activities that were designed to ensure that KSM’s Environmental Assessment Certificate (“EAC”) remains in good standing.

Under the B.C. Environmental Assessment Act, a project’s EAC is subject to expiry if the project has not been substantially started (“Substantially Started”) by the deadline specified in the EAC. The expiry date for KSM’s EAC is July 29, 2026. However, if the B.C. Minister of Environment and Climate Change Strategy determines that a project has been Substantially Started on or before the deadline, the EAC remains in effect for the life of the project. On January 17, 2024, the Company submitted its formal application to the regulator for the KSM Project to be designated as Substantially Started.

Expenditures related to site capture and early work program, started in 2021 and continued through 2024, are illustrated below:

($000s)	Capital expenditures	Prepayments to BC Hydro[1]	Capitalized borrowing costs [2]	Total
Cost
As at December 31, 2022	178,299	38,500	14,735	231,534
Additions	158,072	54,220	19,403	231,695
As at December 31, 2023	336,371	92,720	34,138	463,229
Additions	10,645	-	7,689	18,334
As at March 31, 2024	347,016	92,720	41,827	481,563

1)	In 2022, the Company entered into a Facilities Agreement with British Columbia Hydro and Power Authority (“BC Hydro”) covering the design and construction of facilities by BC Hydro to supply construction phase hydro-sourced electricity to the KSM Project. Pursuant to signing the Facilities Agreement the Company has made $92.7 million prepayments inclusive of $10.6 million which was accrued as at December 31, 2023 and paid during the current quarter.

2)	During 2024, the Company incurred $7.7 million (2023 - $19.4 million) of interest expense related to the secured note liabilities that are capitalized at KSM as borrowing costs. The capitalized costs were net of $0.5 million (2023 - $6.9 million) of interest income earned on temporary investments of the borrowed funds.

During the three months ended March 31, 2024, the Company incurred $10.6 million on capital and camp operating expenditures, including expenditures on Camp 11, Treaty Creek Access Road (“TCAR”), Bell Irving bridge maintenance, development of potable water supply, consolidation of utilities, and completion of water management systems (discussed below). In 2023, the Company incurred $157.9 million on capital expenditures including road, bridge, and camp construction, hydro installations, fish habitat offsetting programs, and the acquisition and transport of construction equipment and vehicles (discussed below).

Camp

During the three months ended March 31, 2024, the Company directed its resources toward sourcing and developing a potable water well at Camp 11, completing a permanent stormwater discharge system, and consolidating electrical utilities to reduce reliance on multiple power generators and lower project fuel use and emissions. In 2023, the Company finalized the construction of additional camp installations, expanding the capacity of Camp 11 facility by ninety beds, bringing the total to 210 beds. Laydown areas were also expanded, and water management infrastructure was implemented. The associated costs for these developments amounted to $44.0 million in 2023.

Road and Bridges

During the three months ended March 31, 2024, the TCAR remained closed past 1.5 km until spring snowmelt. TCAR from Highway 37 to KM 1.5 and the Bell Irving bridge continue to receive regular inspections and maintenance. In 2023, the construction of the TCAR’s initial 17.8 kilometers, encompassing road development, bridge installations, and slope cutbacks, reached its final design. The associated costs for this phase amounted to $35.6 million in 2023. Furthermore, the completion of the Bell Irving bridge and the associated area and road extending to Highway 37 incurred costs of $3.3 million in 2023.

Coulter Creek Access Road

In 2023, the construction of the Coulter Creek Access Road was completed at a cost of $9.5 million. The project involved building the road and putting in measures to control water flow and prevent sediment buildup. No additional work on Coulter Creek Access Road is planned in 2024.

Fish Habitat

The Glacier Creek Fish Habitat Offsetting Program, including all bulk and final earthworks, fish habitat structures, specialty gravels, woody debris, mulching, and revegetation, was successfully completed in 2023 at a total cost of $38.2 million. The Glacier. Additional revegetation planting program is planned and will be timed for optimal growing conditions.

Land Clearing for Project Infrastructure

In order to further site investigation activities and in preparation for future works, in 2023 initial land clearing activities took place for many of the permanent infrastructure locations. These locations included Camp 5, ore processing center, water diversion channel, Mitchell portal pad, Mitchell temporary water treatment plant and muck pads, water storage dam, and Mitchell Valley onsite roads. Additional land clearing activities are planned to clear the site for the Taft fish habitat offsetting ponds.

Hydro Installation

In 2023, the Company continued its collaboration with BC Hydro for the extended construction of the Treaty Creek Terminal station. Substantial progress was made with primary tasks accomplished and the ongoing placement of concrete equipment foundations. During the first quarter of 2024, the Company continued its collaboration with BC Hydro for the extended construction of the Treaty Creek Terminal station. Negotiations and study are currently in progress to document and finalize costs to completion.

Pursuant to signing the Facilities Agreement in 2022, the Company has made $92.7 million of prepayments inclusive of $10.6 million which was accrued as at December 31, 2023 and paid during the current quarter. Subject to financing, an additional $14 million and $40 million deposits will be made in in July and December 2024, respectively.

MINERAL INTERESTS

During the three months ended March 31, 2024, the Company added an aggregate of $4.9 million (2023 - $69.7 million) of expenditures that were attributed to mineral interests. The breakdown of the mineral interest expenditures by project is illustrated in the following table:

	Three months ended March 31, 2024		Year ended December 31, 2023
($000s)	Amount	Percentage	Amount	Percentage
KSM	3,277	67%	40,490	58%
Iskut	662	13%	14,174	20%
Snowstorm	176	4%	4,897	7%
3 Aces	464	9%	6,651	10%
Courageous Lake	330	7%	3,520	5%
Total expenditures	4,909	100%	69,732	100%

The mineral interests’ activities by project are further discussed below.

KSM Project

At KSM, the projected economic results of the 2022 PFS with alternate scenarios are illustrated below.

Amounts expressed in US dollars	2022 PFS Base Case	2022 PFS Recent Spot Case	2022 PFS Alternate Case
Metal Prices:
Gold ($/ounce)	1,742	1,850	1,500
Copper ($/pound)	3.53	4.25	3.00
Silver ($/ounce)	21.90	22.00	20.00
Molybdenum ($/lb)	18.00	18.00	18.00
US$/Cdn$ Exchange Rate:	0.77	0.77	0.77
Cost Summary:
Operating costs per ounce of gold produced (years 1 to 7) [1]	$35	$-83	$118
Operating costs per ounce of gold produced (life of mine) [1]	$275	$164	$351
Total cost per ounce of gold produced (inclusive of all capital and closure) [1]	$601	$490	$677
Initial capital (billions)	$6.4	$6.4	$6.4
Sustaining capital (billions)	$3.2	$3.2	$3.2
Unit operating cost (US$/tonne)	$11.36	$11.36	$11.36
Pre-Tax Results:
Net Cash Flow (billions)	$38.6	$46.1	$27.9
NPV @ 5% discount rate (billions)	$13.5	$16.4	$9.2
Internal rate of return	20.1%	22.4%	16.5%
Payback period (years)	3.4	3.1	4.1
Post-Tax Results:
Net Cash Flow (billions)	$23.9	$28.6	$17.1
NPV @ 5% discount rate (billions)	$7.9	$9.8	$5.2
Internal rate of return	16.1%	18.0%	13.1%
Payback period (years)	3.7	3.4	4.3

1)	On a by-product basis

The results of the PEA announced in 2022 is a stand-alone mine plan that was undertaken to evaluate a potential future expansion of the KSM mine to the copper-rich Iron Cap and Kerr deposits after the PFS mine plan has been completed. The PEA is primarily an underground block cave mining operation supplemented with a small open pit and is planned to operate for 39 years with a peak mill feed production of 170,000 t/d. The PEA demonstrates that KSM is a potential multigenerational mining project with the flexibility to vary the metal output.

In July 2023, the Company was informed that Tudor Gold Corp (“Tudor”) is requesting that a certain license of occupation (the “Licence”) and Mines Act permit M-245 (the “Permit”) held by the Company’s wholly-owned subsidiary, KSM Mining ULC (KSMCo), be cancelled. The rights conveyed by the Licence and the relevant activities authorized by the Permit were initially conveyed and authorized in September 2014, and include rights and authorizations to engage in certain activities on land to which Tudor only acquired mineral rights in 2016. Tudor is claiming that, as a matter of law, the B.C. government did not have the power to issue this License and Permit. Tudor also argues that the License and Permit destroy the value of their own claims.

The Permit authorizes various activities, including activities on claims held by Tudor, along the route of, what is projected to be, the tunnels that will connect the east and west sides of the KSM Project. The License provides KSMCo the right to occupy the area in which it intends to construct the tunnels. Once constructed, the Licence will be converted into a statutory right of way including the 12.5 km that pass through mineral claims owned by Tudor. This type of authorization is commonly used by the B.C. government to manage activities that take place on the government-owned land base. The Licence and Permit have been in place for almost a decade and were granted after a thorough regulatory process that included participation by First Nations as well as Tudor’s joint venture partners, American Creek Resources Ltd. and Teuton Resources Corp., who were the owners of the claims at the time. In September 2023, the Company made a submission to both the BC Ministry of Energy, Mines and Low Carbon Innovation (“EMLI”) and the Ministry of Forests arguing for the dismissal of Tudor’s application. In October 2023, EMLI sent letters to each of the Company and Tudor stating that it affirms the province of BC’s authority to grant the License and Permits that authorize mining activities on third-party tenures and giving no indication that either will be cancelled or revoked. On November 17, 2023, Tudor’s submissions prompted a response from the BC Ministry of Water, Land, and Resource Stewardship (WLRS) regarding Seabridge’s License of Occupation (“LOO”). The WLRS Letter verified that their records show the LOO is in good standing, and there is no justification for canceling it under the empowering statute or relevant LOO provisions.

During the first quarter of 2024, EMLI further clarified their position in a revised letter that states that a Conditional Registration Reserve (CRR) was established by the Chief Gold Commissioner, for the MTT area, in 2012, and the CRR prohibits the obstruction, endangerment, or interference, with the construction, operation, and maintenance of the tunnel works by any free miner, including Tudor.

In order to achieve its objectives and milestones, the Company estimates annual costs for each of its mineral interests and tracks costs against those estimates for payroll, environmental and social, technical engineering, exploration, and other holding or property costs. The below information describes those planned and actual incurred costs for the three months ended March 31, 2024.

At KSM, the Company’s 2024 actual and full-year planned expenditures related to the technical and engineering and environmental and social programs are summarized in the following table:

($000s)	Actual	Plan (full year)
Payroll	666	2,916
Technical and engineering	1,052	3,664
Environmental and social	1,056	3,346
Other holding or property	72	2,322
Total	2,846	12,248

Technical and engineering costs include costs related to updating the Mineral Resource Estimate for KSM’s Kerr and Iron Cap deposits. Expenditures in the environmental and social aspects pertain to conducting baseline studies for environmental monitoring at KSM.

Iskut Project

At Iskut, the Company’s 2024 actual and full-year planned expenditures are summarized in the following table:

($000s)	Actual	Plan (full year)
Payroll	250	1,510
Exploration	440	11,919
Environmental and social	49	1,130
Technical and engineering	-	200
Total	739	14,759

The 2024 proposed expenditures at Iskut total $14.8M with $11.9 million allocated to exploration. The Company’s main objective is to file a new NI 43-101 Technical Report for Bronson Slope and complete a drill program of at least 15,000 meters for an evaluation of two deep copper-gold porphyry targets. The 2024 Iskut program will focus on diamond drilling for a Cu-Au porphyry deposit.

In 2023 the Company conducted an extensive drilling program at Iskut based on the analysis of the 2022 drilling and geophysical surveying programs. The work program was designed to test for deeper copper-gold porphyry systems and to expand the Bronson Slope mineral resource. Three helicopter-portable core drills were used for this program which entailed the completion of 17 drill holes exceeding 19,500 meters of core. Results of 2023 program identified broad zones of sericite-pyrite-carbonate alteration associated with continuous low gold grades. In addition, the first drill program on the Snip North target has found a new porphyry mineral system. The discovery consists of the intact, well-preserved upper parts of a copper-gold porphyry which is identified as an intermediate sulfidation epithermal occurrence.

Regional geophysical surveys and continuous surface geology work on the property point to a distinct structural feature that connects the Quartz Rise, Bronson Slope and Snip North targets. All the prospective gold-copper intrusions recognized on the property fall along this regional trend and this observation has led us to envision a cluster of gold-copper deposits. Prior drilling at the lithocap on Quartz Rise and historical drilling at the Snip North target has encountered gold-copper grades that were followed up in the 2023 exploration program.

In addition to exploration work at Iskut, the Company continued its planned 2024 reclamation and closure activities at the Johnny Mountain mine site. During the three months ended March 31, 2024, work included planning for 2024 activities and finalizing and submittal of the 2023 Annual Reclamation Report. Reported within the provision for reclamation liabilities and in support of the reclamation and closure of the Johnny Mountain Mine, during the three months ended March 31, 2024, the Company incurred $0.1 million of costs compared to $0.75 million full-year plan in 2024.

Snowstorm Project

At Snowstorm, the Company’s 2024 actual and full-year planned expenditures are summarized in the following table:

($000s)	Actual	Plan (full year)
Payroll	73	319
Exploration and environmental	42	403
Other holding or property	61	401
Total	176	1,123

For 2024 the Company’s objective is to continue to evaluate the potential for a Getchell-style discovery at Snowstorm and progress the permitting on a northern Nevada rift target at Goldstorm.

At Snowstorm, during 2023, the Company evaluated the results of the drilling program that commenced in late 2022 and was completed in early 2023. The 2023 exploration program was to further test for potential mineralized faults along the uplifted host stratigraphy zone.

3 Aces Project

At 3 Aces, the Company’s 2024 actual and full-year planned expenditures are summarized in the following table:

($000s)	Actual	Plan (full year)
Payroll	273	1,344
Exploration	110	5,860
Environmental & technical services	21	1,312
Other holding or property	60	45
Total	464	8,561

The 2024 plan is to complete a drill program at 3 Aces of at least 8,000 meters to evaluate resource expansion potential at three targets in the Central Core Area and complete an initial evaluation on three regional targets. An updated 3-dimensional model has been built that brings together results from the drilling and historical drill programs to indicate the likelihood of continuous mineralization between previously isolated historical deposits in the CCA. The 2023 drill program confirmed these extensions of historical discoveries, including localized high-grade zones, within the favorable parts of the regional fold architecture.

Courageous Lake Project

At Courageous Lake, the Company’s 2024 actual and full-year planned expenditures are summarized in the following table:

($000s)	Actual	Plan (full year)
Payroll	97	444
Environmental and social	2	149
Technical and engineering	155	200
Other property or holding costs	76	176
Total	330	969

As reported in prior periods, the Company continues to evaluate the best path forward at its Courageous Lake Project in NWT. Options include securing a joint venture partner, the sale of all or a portion of the project to unlock shareholder value or conducting additional exploration outside the area of known reserves and resources.

In the current quarter, the Company filed an updated Preliminary Feasibility Study (the “2024 PFS”) for Courageous Lake. The 2024 PFS all-open pit mine plan shows a considerably more sustainable and profitable mining operation than its 2012 predecessor, with reduced initial capital, lower strip ratio, higher grade, and smaller mine footprint. The 2024 PFS outlines the production of 2.5 million ounces of gold over the initial 12.6-year life of the mine. A stand-alone analysis of the potential expansion below the 2024 PFS mine plan was included as a Preliminary Economic Assessment (“2024 PEA”) forming a separate part of the PFS.

Significant changes from the 2012 PFS include:

●	A 73% increase in after-tax NPV of 5% to US$523 million from US$303 million in 2012

●	A 50% reduction in initial capital from US$1,522 million to US$747 million

●	Increased after-tax IRR from 7.3% to 20.6%

●	Reduced capital payback period from 11.2 years to 2.8 years

●	Average gold reserve grade increased 19% from 2.2 g/t to 2.6 g/t

●	Life of mine strip ratio reduced by 39% from 12.5 to 7.58

●	38% increase in estimated measured and indicated gold resources from 8.0 million to 11.0 million ounces.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s working capital position at Mar 31, 2024, was $43.2 million compared to $54.5 million on December 31, 2023 (see table below). Decreased cash resources resulted from the cash used in site capture development, the advance payment to BC Hydro related to the power infrastructure work at KSM, environmental, reclamation, and exploration projects, and corporate and administrative costs, offset by cash raised through equity issuances (discussed below). Included in current liabilities at March 31, 2024, is $5.3 million of flow-through premium liability which is a non-cash item (December 31, 2023 - $5.5 million) and will be reduced as flow-through expenditures are incurred.

The Company’s ability to fund its operations and capital expenditures and other obligations as they become due is dependent upon market conditions. The Company has in place an ATM offering that allows for the issuance of up to US$100 million of its common shares and has been an effective source of funding. During the current period, the Company raised $11.0 million (year ended December 31, 2023 - $42.8 million), and as at March 31, 2024, had room for an additional US$59.2 million under its ATM offering. Subsequent to the quarter end, the Company raised additional $11.5 million through its ATM offering. The Company intends to fully utilize the ATM offering currently in place and believes that with this it will have sufficient liquidity to continue its operations and meet its obligations for the next twelve months. As the Company does not generate cash inflows from operations, the Company is dependent upon external sources of financing to fund its exploration projects and on-going activities, including proceeding with additional payments pursuant to the Facilities Agreement with BC Hydro. When required, the Company will seek additional sources of cash to cover its proposed exploration and development programs at its key projects, in the form of equity financing or from the sale of non-core assets.

($000s)	March 31, 2024	December 31, 2023

Assets
Current assets
Cash and cash equivalents	55,693	82,438
Short-term deposits	-	-
Amounts receivable and prepaid expenses	3,098	7,763
Investment in marketable securities	4,145	3,750
Total current assets	62,936	93,951

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	12,952	32,734
Flow-through share premium	5,295	5,543
Lease obligations	742	373
Provision for reclamation liabilities	759	759
Total current liabilities	19,748	39,409
Working Capital (1)	43,188	54,542

(1)	This is a non-GAAP financial performance measure with no standard definition under IFRS.

Secured Notes

On June 29, 2023, the Company, through its wholly-owned subsidiary, KSM Mining ULC (“KSMCo”) issued a secured note and royalty arrangement (collectively referred to as the “2023 Secured Note”) on the KSM Project with Sprott Private Resource Streaming and Royalty (B) Corp. (“Sprott”). The 2023 Secured Note has a principal amount of US$150 million, bears interest at 6.5% per annum and matures upon the earlier of commercial production and March 24, 2032 or March 24, 2035 if certain events occur, as described below. The arrangement includes conditions and multiple features that could alter the Company’s obligation to Sprott. The 2023 Secured Note includes options for Sprott to put the royalty back to the Company if KSM’s Environmental Assessment Certificate (the “EAC”) expires or if project financing for construction is not secured. Unless Sprott exercises its put rights at an earlier date, the 2023 Secured Note is to be exchanged at maturity for a net smelter returns royalty (the “NSR”) on all metals produced from the KSM Project and sold, in the range of 1% to 1.5%, to be paid in perpetuity. The Company has the option to reduce the royalty percentage after commercial production.

The key terms of the 2023 Secured Note include:

●	The 2023 Secured Note matures (“Maturity Date”) at the earlier of:

a)	Commercial production being achieved at KSM; and

b)	Either March 24, 2032, or, if the EAC expires and Sprott does not exercise its right to put the 2023 Secured Note to the Company, March 24, 2035.

●	On the Maturity Date, the NSR is issued and Sprott may satisfy the obligation to pay the NSR purchase price of US$150 million with cash or setting-off the amount against the note principal amount due.

●	Prior to its maturity, the 2023 Secured Note bears interest at 6.5% per annum, payable quarterly in arrears. Payment of quarterly interest due from the closing date to the second anniversary is deferred (“Deferred Interest Payment”) and US$21.5 million must be paid on or before 30 months after the closing date. Deferred interest can be satisfied by way of cash, common shares or increasing the NSR percentage from 1% to 1.2%. The Company can elect to satisfy quarterly interest payments in cash or by having Seabridge issue common shares, with a value equal to a 5% discount on the 5-day volume weighted average trading price (“VWAP”).

●	Project Financing Repayment Amount: If project financing to develop, construct and place the KSM Project into commercial production is not in place by March 24, 2027, Sprott can put the 2023 Secured Note back to the Company for:

a)	If the Company is obligated to sell Sprott a 1% NSR on the Maturity Date at the time US$155 million plus accrued and unpaid interest, or

b)	If the Company is obligated to sell Sprott a 1.2% or 1.5% NSR on the Maturity Date at the time, US$180 million plus accrued and unpaid interest.

●	EAC Repayment Amount: If the KSM Project’s EAC expires at any time while the 2023 Secured Note is outstanding, Sprott can put the note back to the Company at any time over the following nine months for:

a)	If the Company is obligated to sell Sprott a 1% NSR on the Maturity Date at the time, US$165 million plus accrued and unpaid interest, or

b)	If the Company is obligated to sell Sprott a 1.2% NSR on the Maturity Date at the time, US$186.5 million plus accrued and unpaid interest.

If Sprott exercises these put rights, its right to purchase the NSR terminates. The Company can elect to make payment in the form of Seabridge common shares instead of cash for the EAC Repayment Amount, the Project Financing Repayment Amount, and any interest payments, including the Deferred Interest Payment.

A number of the above-noted options within the agreement represent embedded derivatives. Management has elected to not separate these embedded derivatives from the underlying host secured note, and instead account for the entire secured note as a financial liability at fair value through profit or loss.

The 2023 Secured Note was recognized at its estimated fair value at initial recognition of $198.8 million (US$150 million) using a discounted cash flow model with a Monte Carlo simulation. This incorporated several scenarios and probabilities of the EAC expiring, achieving commercial production and securing project financing, metal prices forecasts and discount rates. During the three months ended March 31, 2024, the fair value of the 2023 Secured Note increased, and the Company recorded a $12.8 million loss (year ended December 31, 2023 - $80.7 million loss) on the remeasurement.

On March 24, 2022, the Company entered into an agreement selling a secured note (“2022 Secured Note”) that is to be exchanged at maturity for a 60% gross silver royalty (the “Silver Royalty”) on the KSM Project to Sprott Resource Streaming and Royalty Corp. and Ontario Teachers’ Pension Plan (jointly, the “Investors”) for US$225 million. The proceeds of the financing were to be used to continue ongoing physical works at KSM and advance the project towards a designation of Substantially Started. The Substantially Started designation ensures the continuity of the KSM Project’s approved EAC for the life of the project. The key terms of the 2022 Secured Note include:

●	When the 2022 Secured Note matures, the Investors will use all of the principal amount repaid on maturity to purchase a 60% gross silver royalty (the “Silver Royalty”). Maturity occurs upon the first to occur of:

a)	Commercial production being achieved at KSM; and

b)	Either on March 24, 2032, the 10-year anniversary, or if the Environmental Assessment Certificate (“EAC”) expires and the Investors do not exercise their right to put the 2022 Secured Note to the Company, on March 24, 2035, the 13-year anniversary of the issue date of the 2022 Secured Note.

●	Prior to its maturity, the 2022 Secured Note bears interest at 6.5% per annum, payable quarterly in arrears. The Company can elect to satisfy interest payments in cash or by delivering common shares.

●	The Company has the option to buyback 50% of the Silver Royalty, once exchanged, on or before 3 years after commercial production has been achieved, for an amount that provides the Investors a minimum guaranteed annualized return.

●	If project financing to develop, construct and place KSM into commercial production is not in place by March 24, 2027, the Investors can put the 2022 Secured Note back to the Company for US$232.5 million, with the Company able to satisfy such amount in cash or by delivering common shares at its option. This right expires once such project financing is in place. If the Investors exercise this put right, the Investors’ right to purchase the Silver Royalty terminates.

●	If KSM’s EAC expires at anytime while the 2022 Secured Note is outstanding, the Investors can put the 2022 Secured Note back to the Company for US$247.5 million at any time over the following nine months, with the Company able to satisfy such amount in cash or by delivering common shares at its option. If the Investors exercise this put right, the Investors’ right to purchase the Silver Royalty terminates.

●	If commercial production is not achieved at KSM prior to March 24, 2032, the Silver Royalty payable to the Investors will increase to a 75% gross silver royalty (if the EAC expires during the term of the 2022 Secured Note and the corresponding put right is not exercised by the Investors, this uplift will occur at the thirteenth anniversary from closing).

●	No amount payable shall be paid in common shares if, after the payment, any of the Investors would own more than 9.9% of the Company’s outstanding shares.

●	The Company’s obligations under the 2022 Secured Note are secured by a charge over all of the assets of KSMCo and a limited recourse guarantee from the Company secured by a pledge of the shares of KSMCo.

The 2022 Secured Note was recognized at its estimated fair value at initial recognition of $282.3 million (US$225 million) using a discounted cash flow model with a Monte Carlo simulation. This incorporated several scenarios and probabilities of the EAC expiring, achieving commercial production and securing project financing, silver prices forecast from five-year quoted forward price, and the discount rates. During the three months ended March 31, 2024, the fair value of the 2022 Secured Note increased, and the Company recorded a $10.5 million loss (year ended December 31, 2023 - $30.8 million loss) on the remeasurement.

To satisfy the interest payment on the 2022 Secured Note, subsequent to the quarter end the Company issued 289,233 common shares in respect of the interest incurred during three months ended March 31, 2024 (year ended December 31, 2023 - 1,285,178 common shares).

During the first quarter of 2021, the Company entered into an agreement with two securities dealers, for an ATM offering program, entitling the Company, at its discretion, and from time to time, to sell up to US$75 million in value of common shares of the Company. This program was in effect until the Company’s US$775 million Shelf Registration Statement, that expired in December 2022, was replaced with a new US$750 million the same month. During the first quarter of 2023, a US$100 million prospectus supplement was filed and the program was renewed. In the first quarter of 2023, the Company entered into a new agreement with two securities dealers, for an ATM offering program, entitling the Company, at its discretion, and from time to time, to sell up to US$100 million in value of common shares of the Company. This program can be in effect until the Company’s US$750 million Shelf Registration Statement expires in 2025. In 2023, the Company issued 2,516,839 shares, at an average selling price of $17.36 per share, for net proceeds of $42.8 million under the Company’s ATM offering. During the current quarter, the Company issued 682,686 shares, at an average selling price of $16.50 per share, for net proceeds of $11.0 million under the Company’s ATM offering. As at March 31, 2024, US$59.2 million was available under the ATM. Subsequent to the quarter end, the Company issued 545,636 shares, at an average selling price of $21.51 per share, for net proceeds of $11.5 million under the Company’s ATM offering.

In December 2023, the Company issued a total of 875,150 flow-through common shares at an average $22.34 per common share for aggregate gross proceeds of $19.6 million. The Company committed to renounce its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the flow-through financing and transfer the deductibility to the purchasers of the flow-through shares. The effective date of the renouncement was December 31, 2023. At the time of issuance of the flow-through shares, $5.5 million premium was recognized as a liability on the consolidated statements of financial position. During the current quarter, the Company incurred $0.9 million of qualifying exploration expenditures and $0.2 million of the premium was recognized through other income on the consolidated statements of operations and comprehensive income (loss).

In December 2022, the Company issued a total of 675,400 flow-through common shares at an average $22.24 per common share for aggregate gross proceeds of $15.0 million. The Company committed to renounce its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the flow-through financing and transfer the deductibility to the purchasers of the flow-through shares. The effective date of the renouncement was December 31, 2022. At the time of issuance of the flow-through shares, $4.2 million premium was recognized as a liability on the consolidated statements of financial position. During the year ended December 31, 2023, the Company incurred $15.0 million of qualifying exploration expenditures and the $4.2 million premium was recognized through other income on the consolidated statements of operations and comprehensive income (loss).

During the three months ended March 31, 2024, operating activities, including working capital adjustments, generated $1.4 million cash compared to $1.8 million cash used by operating activities in the prior-year period. The increase in cash from operating activities was mainly due to working capital movement that was partially offset by higher general and administrative costs and lower interest income.

The Company will continue its objective of advancing its major gold projects, KSM and Courageous Lake, and to further explore the Iskut, Snowstorm and 3 Aces projects to either sell or enter into joint venture arrangements with major mining companies. The market for metals streams and royalty interests seems to be growing and the Company will determine the merits of disposing of options it holds on non-core net profits interests and net smelter returns. Financing future exploration and development may include the selling or entering into new streaming and royalty arrangements.

CONTRACTUAL OBLIGATIONS

The Company has the following commitments as at March 31, 2024:

	Payments due by years
($000s)	Total	2024	2025-26	2027-28	2029-30
2022 Secured Note – interest	138,061	19,723	39,446	39,446	39,446
2023 Secured Note – interest	101,314	-	48,718	26,298	26,298
Capital expenditure obligations	29,431	29,431	-	-	-
Flow-through share expenditures	18,684	18,684	-	-	-
Mineral interests	7,698	489	1,527	2,403	3,279
Lease obligation	1,313	676	337	150	150
	296,501	69,003	90,028	68,297	69,173

In 2022, the Company entered into a Facilities Agreement with BC Hydro covering the design and construction of facilities by BC Hydro to supply construction phase hydro-sourced electricity to the KSM Project.

The cost to complete the construction is estimated to be $32.9 million of which the Company has paid $24.9 million to BC Hydro and the remaining balance, accrued at December 31, 2023, was paid during the current period. In addition, the Facilities Agreement requires $59.8 million in security or cash from the Company for BC Hydro system reinforcement which is required to make the power available of which the Company has paid $57.1 million to BC Hydro and the remaining balance, accrued at December 31, 2023, was paid during the current period. The $59.8 million system reinforcement security will be forgiven annually, typically over a period of less than 8 years, based on project power consumption. Including the payment made during the current period, the Company has deposited $92.7 million with BC Hydro. On March 21, 2024, the Company signed an amendment to the Facilities Agreement with BC Hydro for additional payments that are scheduled for $14.0 million in July 2024 and $40.0 million in December 2024.

Prior to its maturity, the 2022 Secured Note bears interest at 6.5%, or US$14.6 million per annum, payable quarterly in arrears. The Company can elect to satisfy interest payments in cash or by delivering common shares.

Prior to its maturity, the 2023 Secured Note bears interest at 6.5% or US$9.8 million per annum, payable quarterly in arrears. Payment of quarterly interest due from the closing date to the second anniversary is deferred and US$21.5 million must be paid, in cash or by delivering common shares, on or before 30 months after the closing date. Ongoing quarterly interest can be satisfied by way of cash, common shares or increasing the NSR percentage from 1 to 1.2%.

OTHER CONTINGENCIES

As previously disclosed in the Company’s prior years financial statements and in its unaudited condensed consolidated interim financial statements for the period ended March 31, 2024, in 2019 the Company received a notice from the CRA that it proposed to reduce the amount of expenditures reported as Canadian Exploration Expenses (CEE) for the three-year period ended December 31, 2016. The Company has funded certain of its exploration expenditures, from time-to-time, with the proceeds from the issuance of flow-through shares and renounced, to subscribers, the expenditures which it determined to be CEE. The notice disputes the eligibility of certain types of expenditures previously audited and approved as CEE by the CRA. The Company strongly disagrees with the notice and responded to the CRA auditors with additional information for their consideration. In 2020, the CRA auditors responded to the Company’s submission and, although accepting additional expenditures as CEE, reiterated that their position remains largely unchanged and subsequently issued reassessments to the Company reflecting the additional CEE expenditures accepted and $2.3 million of Part Xll.6 tax owing. The Company has been made aware that the CRA has reassessed certain investors who subscribed for the flow-through shares, reducing CEE deductions. Notice of objections to the Company’s and investors’ reassessments have been filed for all those that have been received and will be appealed to the courts, should the notice of objections be denied. The Company has indemnified the investors that subscribed for the flow-through shares and that have been reassessed by depositing the amount of their reassessments, including interest charges, into the accounts of the reassessed investors with the Receiver General in return for such investors agreement to object to their respective reassessments and to repay the Company any refund of the amount deposited on their behalf upon resolution of the Company’s appeal. During 2021, 2022 and 2023, the Company deposited $9.4 million into the accounts of certain investors with the Receiver General. The deposits made have been recorded as long-term receivables on the statement of financial position as at March 31, 2024. The potential tax indemnification to the investors is estimated to be $10.8 million, plus $3.3 million potential interest. No provision has been recorded related to the tax, potential interest, nor the potential indemnity as the Company and its advisors do not consider it probable that there will ultimately be an amount payable.

During 2016, upon the completion of an audit of the application by tax authorities of the British Columbia Mineral Exploration Tax Credit (“BCMETC”) program, the Company was reassessed $3.6 million, including accrued interest for expenditures that the tax authority has categorized as not qualifying for the BCMETC program. The Company recorded a $3.6 million provision within non-trade payables and accrued expenses on the consolidated statements of financial position as at December 31, 2016 with a corresponding increase in mineral interests. In 2017 the Company filed an objection to the reassessment with the appeals division of the tax authorities and paid one-half of the accrued balance to the Receiver General and reduced the provision by $1.8 million. In 2019, the Company received a decision from the appeals division that the Company’s objection was denied, and the Company filed a Notice of Appeal with the British Columbia Supreme Court. The Attorney General of Canada replied to the facts and arguments in the Company’s Notice of Appeal and stated its position that the Company’s expenditures did not qualify for the BCMETC program. During the first quarter of 2023, the Company completed discovery process with the Department of Justice and will continue to move the appeal process forward, including settling an agreed statement of facts and settling court dates for the hearing. The Company intends to continue to fully defend its position. Based on the facts and circumstances of the Company’s objection, the Company concludes that it is more likely than not that it will be successful in its objection. As at March 31, 2024, the Company has paid $1.6 million to the Receiver General, and the CRA has withheld $2.3 million of HST credits due to the Company that would fully cover the residual balance, including interest, should the Company be unsuccessful in its challenge. The amount recorded in long-term receivables as of March 31, 2024 of $3.9 million includes the initial reassessment of $3.6 million, plus accrued interest.

CONTROLS AND PROCEDURES

The Company’s management under the supervision of the Chief Executive Officer and Chief Financial Officer are responsible for designing adequate internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management is responsible for establishing and maintaining adequate internal controls over financial reporting. The control framework used is Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

Pursuant to regulations adopted by the U.S. Securities and Exchange Commission, under the U.S. Sarbanes-Oxley Act of 2002 and those of the Canadian Securities Administrators, management evaluates the effectiveness of the design and operation of the Company’s disclosure controls and procedures, and internal control over financial reporting. This evaluation is done under the supervision of, and with the participation of, the Chief Executive Officer and the Chief Financial Officer.

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Company is recorded, processed, summarized and reported within the time periods specified in the rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company is accumulated and communicated to management as appropriate, to allow timely decisions regarding required disclosure. The Company’s Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation of the design of the disclosure controls and procedures as of March 31, 2024, that they are appropriately designed.

Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believes that any internal controls over financial reporting and disclosure controls and procedures, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

Changes to Internal Controls Over Financial Reporting

There has been no change in the Company’s design of internal controls and procedures over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting during the period covered by this MD&A.

Cybersecurity

The Company’s management is responsible for cybersecurity risks that face the Company, and the Board of Directors has granted the Audit Committee the authority to oversee management’s assessment of those risks and their prevention and mitigation approaches and to investigate any material breaches. To date, there have been no material breaches of security measures.

An independent privacy assessment review and systems penetration test was completed in 2023. The review reported on the vulnerability and assessed the level of protection from external threats to the Company’s data and information systems. During the fourth quarter of 2023, a cyber security framework was developed and implemented.

SHARES ISSUED AND OUTSTANDING

At May 13, 2024, the issued and outstanding common shares of the Company totaled 87,688,640. In addition, there were 25,000 stock options and 634,660 RSUs. Assuming the conversion of all of these instruments is outstanding, there would be 88,348,300 common shares issued and outstanding.

Related Party Transactions

During first quarter ended March 31, 2024 and 2023, there were no payments to related parties other than compensation paid to key management personnel. These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

RECENT ACCOUNTING PRONOUNCEMENTS

Refer to Note 2 in the Company’s unaudited condensed consolidated interim financial statements for the period ended March 31, 2024.

CRITICAL ACCOUNTING ESTIMATES

Refer to Note 4 in the Company’s audited consolidated financial statements for the year ended December 31, 2023.

RISKS AND UNCERTAINTIES

The risks and uncertainties are discussed within the Company’s most recent Annual Information Form filed on SEDAR at www.sedarplus.com, and the Annual Report on Form 40-F filed on EDGAR at www.sec.gov/edgar.shtml.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

The consolidated financial statements and management’s discussion and analysis and any other materials included with them contain certain forward-looking statements relating but not limited to the Company’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, estimates, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates and expected changes to them, estimates of future production and related financial analysis, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve several business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from expected results.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.